Exhibit 99.1

Kamada Updates on Withholding Tax Procedures on Previously Announced Special Cash Dividend to Shareholders

REHOVOT, Israel, and HOBOKEN, NJ – March 24, 2025 – Kamada Ltd. (NASDAQ: KMDA; TASE: KMDA.TA), a global biopharmaceutical company with a portfolio of marketed products indicated for rare and serious conditions and a leader in the specialty plasma-derived field, announced today that it has obtained a tax ruling (the “Ruling”) from the Israel Tax Authority (the “ITA”) with respect to the special cash dividend of $0.20 (approximately NIS 0.72) per share on the Company’s ordinary shares (totaling approximately $11.5 million) announced on March 5, 2025 (the “Dividend”), expected to be paid on April 7, 2025 (the “Payment Date”), to shareholders of record at the close of business on March 17, 2025 (the “Record Date”).

As a result of the Ruling, shareholders who hold Company shares as of the Record Date that trade such shares on the Nasdaq Stock Market (“Nasdaq Shareholders”) and are residents of a country with which Israel has a tax treaty (“Treaty State”) may be eligible for a reduced Israeli withholding tax rate on their share of the Dividend (the “Nasdaq Dividend”), in comparison to the generally applicable Israeli withholding tax rate (a “Reduced Withholding Tax Rate”), under certain terms and conditions as set forth below. In addition, Nasdaq Shareholders that are Israeli corporate shareholders may be eligible for an exemption from Israeli withholding tax, under the terms and conditions set forth in the Ruling and described below.

The description below is not intended to constitute a complete analysis of withholding tax procedures related to the distribution of the Nasdaq Dividend, nor does it address the actual tax liability of any Nasdaq Shareholders. It merely pertains to the Israeli withholding tax procedures concerning the distribution of the Nasdaq Dividend to Nasdaq Shareholders. All shareholders, including Nasdaq Shareholders, are advised to consult their own tax and financial advisors regarding the tax consequences of their specific situations, as well as any tax implications that may arise under the laws of any state, local, foreign, or other taxing jurisdiction.

In order to facilitate the implementation of the procedures set forth in the Ruling for the benefit of Nasdaq Shareholders, the Company appointed IBI Trust Management to serve as a processing agent for the benefit of the Nasdaq Shareholders in connection with the distribution of the Nasdaq Dividend (the “Tax Agent”).

Forms required to be submitted to the Tax Agent to benefit from a Reduced Withholding Tax Rate in accordance with the Ruling, as described below, are available at the following link - here (the full link appears below, in the Tax Agent’s contact information).

General Withholding Tax Treatment under Israeli Law

As set out in the Company’s Annual Report on Form 20-F for the year ended December 31, 2024, filed with the U.S. Securities and Exchange Commission on March 5, 2025, with respect to dividends sourced from regular earnings, under the Israeli Tax Ordinance and regulations issued under the Israeli Tax Ordinance, the current rate of Israeli withholding tax on dividends paid by an Israeli company is 30% for distributions to a “substantial shareholder” (in general, a person who holds, directly or indirectly, alone or together with another, 10% or more of any means of control in the company) and 25% with respect to distributions to all other shareholders.

Summary of the Main Terms of the Ruling

The following is a summary of some of the key terms of the Ruling. The description below does not purport to cover all the terms and conditions included in the Ruling and is not a complete translation of the Ruling. To benefit from a Reduced Withholding Tax Rate, Nasdaq Shareholders must comply with all the terms of the Ruling.

1.	On the Payment Date, the Company will withhold 25% of the Nasdaq Dividend amount and remit the tax to the Tax Agent, who will handle it according to the Ruling's terms and conditions.

2.	The remaining 75% of the Nasdaq Dividend will be sent by the Company to its U.S. transfer agent, Equiniti Trust Company, LLC, which will distribute the amount to the Nasdaq Shareholders, including through brokers holding the Company’s shares in brokerage accounts on behalf of Nasdaq Shareholders.

3.	Nasdaq Shareholders who declare residency in a Treaty State and the sole beneficial ownership of the Nasdaq Dividend may apply to the Tax Agent to receive (subject to meeting documentation requirements) the difference between the 25% tax remitted to the Tax Agent and the withholding tax rate specified in the applicable tax treaty. Applications must be received by the Tax Agent between the Payment Date and the close of business on May 5, 2025, together with all relevant documentation, as follows:

(i)	Bank account details, applicable identification document, and confirmation of residence for 2025 issued by the taxing authority of their state of tax residence.

(ii)	A written declaration under which the Nasdaq Shareholder declares: (a) that it is not an Israeli resident for tax purposes for 2025; (b) it does not hold more than 5% of the Company’s issued share capital and its Dividend income does not exceed $500,000; (c) it acquired the shares on or after the listing of the Company’s shares on Nasdaq and while the shares were listed for trade, and was not an Israeli resident for tax purposes when it acquired the shares; (d) in the case of an individual and corporation, sole beneficial ownership of the Dividend; and (e) in the case of an entity, that more than 75% of their shareholders/partners/beneficiaries (as applicable), directly or indirectly, are individuals of their state of residence for 2025.

(iii)

Non-Israeli corporate Nasdaq Shareholders must also provide their shareholders or partners register as of the Record Date (in the case of a corporation or partnership) or list of beneficiaries, settlors and trustee as of the Record Date (in the case of a trust).

(iv)	Such additional documents as requested by the Tax Agent to establish tax residence or entitlement to a Reduced Tax Withholding Rate.

4.	Israeli corporate Nasdaq Shareholders entitled to an exemption from Israeli withholding tax must provide the Tax Agent, by the close of business on May 5, 2025, a valid ITA certificate of exemption from withholding tax and a copy of its certificate of incorporation.

5.	No refund of excess withholding tax will be made by the Tax Agent for Nasdaq Shareholders holding more than 5% of the Company’s issued share capital or with dividend entitlements exceeding $500,000, except in accordance with a valid ITA approval.

6.	The Tax Agent will transfer withheld amounts to the ITA, excluding those returned to Nasdaq Shareholders, and will return withheld amounts to Nasdaq Shareholders’ accounts within 30 days of payment to the ITA, subject to receipt of required documentation.

7.	The Ruling addresses only tax withholding procedures and does not determine the actual tax liability of any Nasdaq Shareholder regarding the Nasdaq Dividend or otherwise.

Tax Agent Contact Information

IBI Trust Management

Tel No: +972-3-5193896, +972 506 209 410

Email: KamadaDividend@ibi.co.il

We encourage you to contact the Tax Agent, at the contact details provided above, if you need any clarifications in filling in the forms required under the Ruling to obtain a Reduced Withholding Tax Rate, or if you have any questions concerning the process. If you are unable to access the forms via the link below, hard copies of the forms can be obtained free of charge by email, by contacting the Tax Agent at the contact details provided above.

Please note that the Tax Agent will not provide any tax advice to any shareholder, including any Nasdaq Shareholder, who should consult their own tax and financial advisors.

In order to be eligible to benefit from a Reduced Withholding Tax Rate, Nasdaq Shareholders must provide the Tax Agent with all documentation required under the Ruling not later than May 5, 2025.

If a Nasdaq Shareholder fails to provide the Tax Agent with all the documentation required by May 5, 2025, the Tax Agent will not be able to attend to such Nasdaq Shareholder’s application and will not be able to return any amounts originally remitted on behalf of such Nasdaq Shareholder nor provide any confirmation of tax withholding to such a Nasdaq Shareholder, either in connection with the Ruling or in connection with any other tax filing by such Nasdaq Shareholder.

Link to forms:

https://form.cellosign.co/public/djE6d2Y6OGFiYzU0ZDgtZTYxZi00ZGE0LWEzMTktODFiZWYwYzY2OTg2OlN0YXJ0RXZlbnRfMWl1OTBscQ

About Kamada

Kamada Ltd. (the “Company”) is a global biopharmaceutical company with a portfolio of marketed products indicated for rare and serious conditions and a leader in the specialty plasma-derived therapies field. The Company’s strategy is focused on driving profitable growth through four primary growth pillars: First, organic growth from its commercial activities, including continued investment in the commercialization and life cycle management of its proprietary products, which include six FDA-approved specialty plasma-derived products: KEDRAB®, CYTOGAM®, GLASSIA®, WINRHO SDF®, VARIZIG® and HEPAGAM B®, as well as KAMRAB®, KAMRHO (D)® and two types of equine-based anti-snake venom products, and the products in the distribution segment portfolio, mainly through the launch of several biosimilar products in Israel. Second: the Company aims to secure significant new business development, in-licensing, collaboration and/or merger and acquisition opportunities, which are anticipated to enhance the Company’s marketed products portfolio and leverage its financial strength and existing commercial infrastructure to drive long-term growth. Third: the Company is expanding its plasma collection operations to support revenue growth through the sale of normal source plasma to other plasma-derived manufacturers, and to support its increasing demand for hyper-immune plasma. The Company currently owns three operating plasma collection centers in the United States, in Beaumont Texas, Houston Texas, and San Antonio, Texas. Lastly, the Company is leveraging its manufacturing, research and development expertise to advance the development and commercialization of additional product candidates, targeting areas of significant unmet medical need, with the lead product candidate Inhaled AAT, for which the Company is continuing to progress the InnovAATe clinical trial, a randomized, double-blind, placebo-controlled, pivotal Phase 3 trial. FIMI Opportunity Funds, the leading private equity firm in Israel, is the Company’s controlling shareholder, beneficially owning approximately 38% of the outstanding ordinary shares.

Cautionary Note Regarding Forward-Looking Statements

This release includes forward-looking statements within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts, including statements regarding: (1) the payment of this special cash dividend, which is not an indication of any future dividends, and (2) the potential eligibility of certain shareholders for a reduced Israeli withholding tax rate on their share of the special cash dividend, subject to compliance with the terms and conditions of a tax ruling obtained from the Israel Tax Authority. Forward-looking statements are based on Kamada’s current knowledge and its present beliefs and expectations regarding possible future events and are subject to risks, uncertainties and assumptions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors including, but not limited to, changes in tax laws, the evolving nature of the conflicts in the Middle East and the impact of such conflicts in Israel, the Middle East and the rest of the world, the impact of these conflicts on market conditions and the general economic, industry and political conditions in Israel, the U.S. and globally, continuation of inbound and outbound international delivery routes, continued demand for Kamada’s products, financial conditions of the Company’s customer, suppliers and services providers, Kamada’s ability to leverage new business opportunities and integrate the new product portfolio into its current product portfolio, Kamada’s ability to grow the revenues of its new product portfolio, and leverage and expand its international distribution network, ability to reap the benefits of the acquisition of the plasma collection center, including the ability to open additional U.S. plasma centers, and acquisition of the FDA-approved plasma-derived hyperimmune commercial products, the ability to continue enrollment of the pivotal Phase 3 InnovAATe clinical trial, unexpected results of clinical studies, Kamada’s ability to manage operating expenses, additional competition in the markets that Kamada competes, regulatory delays, prevailing market conditions and the impact of general economic, industry or political conditions in the U.S., Israel or otherwise, and other risks detailed in Kamada’s filings with the U.S. Securities and Exchange Commission (the “SEC”) including those discussed in its most recent Annual Report on Form 20-F and in any subsequent reports on Form 6-K, each of which is on file or furnished with the SEC and available at the SEC’s website at www.sec.gov. The forward-looking statements made herein speak only as of the date of this announcement and Kamada undertakes no obligation to update publicly such forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by law.

CONTACTS:

Chaime Orlev

Chief Financial Officer

IR@kamada.com

Brian Ritchie

LifeSci Advisors, LLC

212-915-2578

britchie@LifeSciAdvisors.com

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